KH 3/5

[redacted]

13010816

SEC
Mail Processing Section
FEB 2 8 2013
Washington DC
402

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65893

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cohen Financial Equities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two North LaSalle Street, Suite 800
(No. and Street)

Chicago (City) Illinois (State) 60602 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kendra Steele (312) 602-6115
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Horwich Coleman Levin, LLC
(Name – *if individual, state last, first, middle name*)

125 S. Wacker Dr. Suite 1500 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/18/13

OATH OR AFFIRMATION

I, Kendra Steele, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cohen Financial Equities, LLC, as of December 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP / Fin Op
Title

Notary Public

OFFICIAL SEAL
ANN RYAN
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/31/13

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Cohen Financial Equities LLC

Financial Statements and Supplemental Information
(With Independent Auditors' Report)
For the Year Ended December 31, 2012

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Cohen Financial Equities LLC
For the Year Ended December 31, 2012

Table of Contents

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report

To the Member
Cohen Financial Equities LLC

We have audited the accompanying financial statements of Cohen Financial Equities LLC, which comprise the statement of financial condition as of December 31, 2012 and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Independent Auditors' Report

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cohen Financial Equities LLC as of December 31, 2012 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter - Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information found on pages 9 to 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2013

Cohen Financial Equities LLC

Statement of Financial Condition

December 31, 2012

Assets		
Cash and cash equivalents	$	29,596
Accounts receivable		769
Total Assets	$	30,365
Liabilities and Member's Equity		
Accounts payable	$	8,500
Total Liabilities		8,500
Member's equity		21,865
Total Liabilities and Member's Equity	$	30,365

The accompanying notes are an integral part of these financial statements.

Cohen Financial Equities LLC

Statement of Operations

For the Year Ended December 31, 2012

Revenue		
Revenues	$	25,000
		25,000
Expenses		
Professional fees	$	49,496
Other operating expenses		6,300
Training expenses		2,881
Total expenses		58,677
Net (loss)	$	(33,677)

The accompanying notes are an integral part of these financial statements.

Cohen Financial Equities LLC

Statement of Changes in Member's Equity

For the Year Ended December 31, 2012

Balance - January 1, 2012	$	31,483
Member contribution		24,059
Net (loss)		(33,677)
Balance - December 31, 2012	$	21,865

The accompanying notes are an integral part of these financial statements.

Cohen Financial Equities LLC

Statement of Cash Flows

For the Year Ended December 31, 2012

Cash flows from operating activities:		
Net (loss)	$	(33,677)
Adjustment to reconcile net (loss) to net cash used by operating activities		-
(Increase) decrease in accounts receivable		143
Increase (decrease) in accounts payable		(3,253)
Net cash flows used by operating activities		(36,787)
Cash flows from financing activities:		
Members' capital contributions		24,059
Net cash provided by financing activities		24,059
Net (decreases) in cash and cash equivalents		(12,728)
Cash and cash equivalents at January 1, 2012		42,324
Cash and cash equivalents at December 31, 2012	$	29,596

Supplemental data

Cash paid for taxes	$	-
Cash paid for interest	$	-
Non-cash member's contribution	$	24,059

The accompanying notes are an integral part of these financial statements.

Cohen Financial Equities LLC

Notes to Financial Statements

For the Year Ended December 31, 2012

---

1. Summary of Significant Accounting Policies

Organization

Cohen Financial Equities LLC (the Company), was formed to provide investment advisory services for institutional customers and high net-worth individuals and to provide services as a placement agent in private placements of securities for customers located primarily in the United States. The Company is a registered member of the Financial Industry Regulatory Authority ("FINRA") as a broker/dealer.

The Company does not hold funds or securities for, or owe funds or securities to, its customers, and therefore is exempt from provisions of SEC Rule 15c3-3 based on Paragraph (k)(2)(ii) of that rule.

The Company is 100% owned by Cohen Financial, L.P., (the Parent Company), making Cohen Financial, L.P the sole member of the Company.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP").

Cash and cash equivalents

The Company considers all highly liquid investments with a remaining maturity of three months or less at the time of purchase to be cash equivalents. These cash equivalents consist primarily of term deposits and certificates of deposit.

Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent events

Management evaluated all activity of the Company through February 26, 2013 (the issuance date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.

1. Summary of Significant Accounting Policies (Continued)

Income taxes

Cohen Financial Equities LLC is recognized as an limited liability company (LLC) for Federal tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Company. The Member is taxed individually on its share of the Company's earnings.

The Company adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.

2. Related Party Transactions

The Company has an agreement with CFC Transactions, LLC, a subsidiary of the Parent Company to receive support services and office space. The support services include legal, accounting, marketing, telecommunications, computer support, and managerial services. The office space agreement allows the Company exclusive rights to a portion of the parent's main office and three branch offices. These costs were $24,059 for the year ended December 31, 2012, and were recorded as professional fees in the accompanying statement of operations. These costs were incurred by CFC Transactions, LLC on behalf of the Company and were accounted for as a member contribution of capital in the accompanying statement of changes in member's capital. This agreement may be terminated by either party with a 30 day written notice.

3. Net Capital Requirements

Pursuant to Rule 15c3-1 of the Securities and Exchange Commission, the Company is required to maintain net capital defined under the rule. The Company is required to maintain "net capital" equal to the greater of $5,000 or 6-2/3% of the "aggregate indebtedness," as these terms are defined. As of December 31, 2012 the Company had net capital and net capital requirements of $21,096 and $5,000, respectively.

HORWICH COLEMAN LEVIN, LLC
CERTIFIED PUBLIC ACCOUNTANTS

125 SOUTH WACKER DRIVE - SUITE 1500
CHICAGO, ILLINOIS 60606-4477
(312) 341-0100
FAX: (312) 341-0155
www.horwich.com

Independent Auditors' Report on Internal Control

To the Member
Cohen Financial Equities LLC

In planning and performing our audit of the financial statements of Cohen Financial Equities LLC, (the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion of the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control of the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. In addition, the Company is a small organization and segregation of duties is limited by the number of employees.

Independent Auditors' Report on Internal Control

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the use of the members, management and the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Horwich Coleman Levin, LLC

Horwich Coleman Levin, LLC
Chicago, Illinois

February 26, 2013

Cohen Financial Equities LLC

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2012

Cohen Financial Equities LLC does not carry customer accounts as defined by the Securities Exchange Act of 1934 under Section (a)(1) of Rule 15c3-3. Therefore, Cohen Financial Equities LLC is exempt from the provisions of that rule.

Cohen Financial Equities LLC

A Reconciliation, including appropriate explanation of the Audited Computation of Net Capital with the Company's Corresponding Unaudited Part II A Focus Report Filing

For the Year Ended December 31, 2012

There were no differences existing at December 31, 2012 between the audited computation of net capital and the un-audited Part II A Focus Filing at December 31, 2012.

Cohen Financial Equities LLC

Audited Computation of Net Capital

December 31, 2012

COMPUTATION OF NET CAPITAL

Total ownership equity	$	21,865
Less: Non-allowable assets		(769)
Net Capital		21,096
Less: Net capital requirement		(5,000)
Excess net capital		16,096
Aggregate indebtness-accounts payable, accrued expenses and other unsubordinated liabilities		8,500
Percentage of aggregate indebtness to net capital		40.29 %
Minimum net capital at 6-2/3% of aggregate indebtness	$	567